Accelerated Acquisitions I, Inc.
122 Ocean Park Blvd.
Suite #307
Santa Monica, CA 90405

December 14, 2009

By EDGAR Transmission and by USPS

Tia Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Accelerated Acquisitions I, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 26, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 16, 2009
File No. 000-53136

Ladies and Gentlemen:

On behalf of Accelerated Acquisitions I, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated November 20, 2009, providing the Staff’s comments with respect to the above referenced report(s).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 4A(T) — Controls and Procedures page 3

1. We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q as required by Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

U.S. Securities and Exchange Commission
December 14, 2009

COMPANY RESPONSE:

We have included the required disclosure in an amended Form 10-Q filed contemporaneously herewith.  The omission was an oversight and did not have an effect upon the Company’s conclusion with respect to the effectiveness of its disclosure controls and procedures, which were otherwise effective.

2. We note you voluntarily provided management's report on internal control over financial reporting. We also note you concluded at September 30, 2009 that your internal controls over financial reporting "may not be effective." Please revise your conclusion to state in unqualified language whether your internal controls over financial reporting are effective or ineffective. Please refer to Item 308 of Regulation S-K for guidance.

COMPANY RESPONSE:

We have deleted reference to management’s report in the amended Form 10-Q.  Given the fact that the Company has no operations and nominal assets and liabilities, the sole member of management and the board concluded that the controls were effective at September 30, 2009.

Section 302 Certification

3. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

• In the head note to paragraph four, you included the following language: "I am the registrant's principal executive officer and principal financial officer and." Please remove this verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K,

Please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your certification to comply with the issue noted above.

U.S. Securities and Exchange Commission
December 14, 2009

COMPANY RESPONSE:

We have revised the Section 302 Certification in the amended Form 10-Q and hereby confirm that in future filings that the certification will comply with Item 601(31) of Regulation S-K.

Please be further advised that the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

ACCELERATED ACQUISITIONS I, INC.

By:	/s/ Timothy J. Neher
Timothy J. Neher
Chief Executive Officer